Mail Stop 0306

May 5, 2005


By U.S. Mail and facsimile to (505) 858-1871


Mr. John Cousin
Chief Financial Officer
Advanced Optics Electronics, Inc.
8301 Washington NE
Suite 5
Albuquerque, New Mexico 87113

	RE:	Advanced Optics Electronics, Inc.
		Form 10-KSB for the fiscal year ended December 31, 2004
		File No. 000-24511

Dear Mr. John Cousin:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Form 10-KSB for the fiscal year December 31, 2004

Item 6.  Management`s Discussion and Analysis of Financial
Condition
and Results of Operations - Pages 13-16

1. You have consolidated the Biomoda business. The nature of that business is substantially different from that of your display business. Accordingly, MD&A should present distinct discussion of the results of operations, financial condition and liquidity for that business. You should provide disclosure about the status of that business and its plan of operation, including disclosure about how that business is and will be financed. Going concern issues applicable to that operation should also be fully discussed in expand disclosure.
2. As a related matter, we are aware that start-up medical device companies face significant uncertainties and that the FDA approval process can consume substantial sums and take years to complete. Your expanded disclosure should more clearly address the status of this business and the inherent risks and substantial uncertainties.

3. With respect to the display business, expand to present a detailed description of your plan of operation for the next twelve months. This description should include such matters as:
a. a discussion of how long you can satisfy your cash requirements and whether you will have to raise additional funds in the next twelve months;
b. a summary of any product research and development that you will perform for the term of the plan;
c. whether you expect your products will be finalized and ready for market (and, if not when they will be ready);
d. any expected purchase or sale of plant and significant equipment;
and
e. any expected significant changes in the number of employees.

The expanded discussion should also present more specific detail about your viable plan to continue as a going concern. This discussion should be specific with regard to time frames, funding needs and sources and other matters that impact your ability to complete the plan. The impact if you are not successful with these efforts should also be addressed. Refer to FRC 607.02. Refer also to Regulation S-B Item 303(a).






Results of Continuing Operations

      Loss on Contract - Page 14
4. Revise to specifically identify, describe and quantify factors responsible for the $2.25 million loss on contract since inception.
Also, disclose why that arrangement was not successfully completed.

      Operating Expenses - Page 15
5. MD&A should provide an analysis of the results of operations. That analysis should identify, quantify and describe reasons for significant changes in financial statement items. Your discussion, basically a list of changes, does not present analysis of the results of operations. Please consult Financial Reporting Release No. 72 "Commission Guidance Regarding Management`s Discussion and Analysis of Financial Condition and Results of Operations" and appropriately expand.
6. Revise to clarify how conversion of debentures produced a $.6 million loss in 2004. Clarify why there was a gain in 2003 when about the same amount of principal was converted for substantially more shares.

Item 8A. Controls and Procedures - Page 17
7. We see that the Chief Executive Officer and Chief Financial Officer evaluated disclosure controls and procedures as of a date within 90 days before the filing date of the annual report.
Revise
to disclose management`s conclusion regarding the effectiveness of disclosure controls and procedures as of the end of the period covered by the annual report. Refer to Item 307 of Regulation S-B and
Part II.F of "Management`s Reports on Internal Control Over
Financial
Reporting and Certification of Disclosure in Exchange Act Periodic Reports" (Release No. 33-8238).
Financial Statements

Report of Independent Registered Public Accounting Firm
8. Your auditors have expressed reliance on the report of another firm. Accordingly, that report must also appear in your filing and should be presented immediately after the report from your primary auditors. Refer to Rule 2-05 to Regulation S-X.





Note 1, Organization and Summary of Significant Accounting
Policies -
Page F-6

      Organization and Nature of Operations - Page F-6
9. We refer to the last sentence to the last paragraph of the disclosure. You indicate that Biomoda plans to "register its product with the FDA in 2005." Revise to clarify what that means. We understand that the process for obtaining product approval from the
FDA can take years and absorb substantial sums. Based on Biomoda`s recent Form 10-KSB it appears that FDA submissions and approvals are not imminent. Revise to provide more complete disclosure about the status of Biomoda`s FDA submissions and product approvals.

Note 3, Patents (Intangible Assets) - F-15
10. Revise to disclose the gross carrying amount and accumulated amortization for the patents. Also provide clarifying disclosure about the nature of the patents, including identification of the applicable business units. Refer to SFAS 142.

Note 5, Investment in Genomed, Inc. - Page F-16
11. You state that the investment in Genomed is accounted for under the cost method. As set forth in footnote 2 to paragraph 3a to SFAS
115, marketable securities include restricted securities when the sales restriction lapses within one year. Article I to your agreement with Genomed indicates that the restricted period is one year. It appears that cost method accounting is not appropriate as of December 31, 2004. Either revise to account for the investment as a marketable security under SFAS 115 or tell us why that accounting is not required by GAAP.

12. We see your limited resources, losses, operating cash burn and going concern audit report. We also see that this investment is your most significant asset and that Genomed is in essence a start-up business. Expand MD&A to disclose, in reasonable detail, why you made this investment, including how and when expect recover the cost. Also provide some disclosure about the nature and status of Genomed`s business. The expanded disclosure should clearly describe why you elected to invest such a substantial sum in this development stage business while your own products do not appear ready for sale. That is, why were these funds not invested in your business plan as described in Item 1?

Note 7, Variable Interest Entity - Page F-16
13. In a supplemental response, fully explain how you interpreted and applied the guidance from FIN 46 in concluding that you should consolidate Biomoda. This response should be detailed and specific.


Note 9, Convertible Debentures - Page F-18
14. In a supplemental response, show us how you measured the loss and gain on conversion of debentures in 2004 and 2003. For each year and for each instrument, explain the terms of conversion in sufficient detail to explain the calculations.

Note 11, Stockholders` Equity - Page F-20
15. Expand to more fully comply with the disclosure requirements of
SFAS 7. Under that guidance you should disclose the following from inception:
a. For each issuance, the date and number of shares of stock, warrants, rights, or other equity securities issued for cash and for other consideration.
b. For each issuance, the dollar amounts (per share or other equity unit and in total) assigned to the consideration received for shares of stock, warrants, rights, or other equity securities.
c. For each issuance involving noncash consideration, the nature of the noncash consideration and the basis for assigning amounts.

16. With respect to shares issued in non-cash arrangements
(services,
for instance), you should provide reasonably detailed description of what you received in return. The disclosure about how you measured the amounts recorded should be detailed and specific.

Note 12, Impairment of Assets - Page F-25
17. With respect to the investment impairments, revise the notes to financial statements as follows:
a. Describe the underlying facts and circumstances leading to the impairments;
b. Disclose the method and significant assumptions used to determine fair value;
c. Clarify why you presented this charge as an operating expense while gains and losses on other securities are reported as non-operating income or expense.

Note 13, Commitments and Contingencies - Page F-25
18. Expand to provide a more specific description of the circumstances leading you to file suit in December 2004. Clarify the nature of the "intentionally tortuous conduct." Also clarify the involvement of the other entity. Who is that party, how are they related to your company and what is their interest in the matter? Also clarify the involvement of the "co-defendants" from whom you apparently won a judgment. Why are the co-defendants not referred to in the paragraph where you discuss the litigation?
19. In a supplemental response, tell us how you accounted for the settlement and support that your accounting complies with GAAP.


*    *    *    *


      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review.
Please file
your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.








      You may contact Patrick Enunwaonye, Staff Accountant, at
(202)
824-5529 or me, at (202) 942-2862 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Brian Cascio, Accounting Branch Chief , at (202) 942-1791 with any other concerns.


							Sincerely,


							Gary Todd
							Review Accountant
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Mr. John Cousin
Advanced Optics Electronics, Inc.
May 5, 2005
Page 1